Skadden, Arps, Slate, Meagher & Flom llp Four Times Square New York 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 29, 2015	FIRM/AFFILIATE OFFICES
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Via EDGAR Mr. Russell Mancuso Branch Chief U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re:	Easterly Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-1 Filed July 29, 2015 File No. 333-203975

Dear Mr. Mancuso:

This letter is to confirm the following information: (i) the below quoted sentence is contained in the Exhibit 5.1 opinion dated July 29, 2015 filed with Amendment No. 6 to Registration on Form S-1 and (ii) the language that we have bolded and underlined below is an assumption that we have made with respect to Continental Stock Transfer & Trust Company. For the avoidance of doubt, this assumption does not refer to Easterly Acquisition Corp.

“In making our examination of executed documents, we have assumed that Continental Stock Transfer & Trust Company, as warrant agent, had the power, corporate or other, to enter into and perform all obligations under the Warrant Agreement and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by Continental Stock Transfer & Trust Company of the Warrant Agreement and the validity and binding effect thereof on Continental Stock Transfer & Trust Company.” (emphasis added)

Mr. Russell Mancuso

July 29, 2015

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Avshalom Kalichstein

Chief Executive Officer

Easterly Acquisition Corp.